Exhibit 97.1

POLICY AND PROCEDURES REGARDING BDC CLAWBACK POLICY

Applicability: All GSAM

This policy is applicable to Goldman Sachs BDC, Inc.

For: Goldman Sachs BDC, Inc.
Effective Date: December 1, 2023

Pursuant to the requirements of Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Standards”), the Board of Directors (the “Board”) of Goldman Sachs BDC, Inc., a Delaware corporation (the “Company”), has adopted this Clawback Policy, including the provisions set forth in Appendix A hereto (this “Policy”), to provide for the recovery of Incentive-Based Compensation received by Covered Executives, if any, in the event of an Accounting Restatement (as such terms are defined below). The Company, as an externally-managed business development company under the Investment Company Act of 1940, as amended, currently neither pays nor has any plans to pay or otherwise award Incentive-Based Compensation to Covered Executives, but nevertheless has designed and implemented this Policy to comply with Section 10D of the Exchange Act, Rule 10D-1 and the Listing Standards. Rule 10D-1 and the Listing Standards require the Company to adopt this Policy regardless of whether Incentive-Based Compensation is paid or otherwise awarded by the Company to Covered Executives. This Policy shall be interpreted in a manner consistent with Rule 10D-1 and the Listing Standards. This Policy will be administered by BDC Fund Controllers.

I.
Definitions

As used in this Policy, the following definitions shall apply:

1)
“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws of the United States of America, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
2)
“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the

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Board, a committee thereof, or the officer or officers of the Company authorized to take such action if action by the Board or a committee thereof is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
3)
“Covered Executives” means any current or former executive officer of the Company, including the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer of the Company who performs a policy-making function, or any other person who performs similar policy-making functions for the Company, and any officer within the meaning of 17 C.F.R. 229.401(b). An executive officer of the Company’s parent or subsidiary is deemed a “Covered Executive” if the executive officer performs such policy making functions for the Company. “Policy making function” is not intended to include policy making functions that are not significant to the Company. The definition of “Covered Executives” shall be interpreted in accordance with the definition of “Executive Officer” set forth in Rule 10D-1 and the Listing Standards.
4)
“Erroneously Awarded Compensation” has the meaning set forth in Section 2 of Appendix A hereto.
5)
“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. For the avoidance of doubt, Financial Reporting Measures include but are not limited to the following (and any measure derived from the following): the Company’s stock price; total stockholder return (“TSR”); net asset value; net investment income; net investment gains; profitability; financial ratios; earnings before interest, taxes depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures; return measures (e.g., return on investment capital; return on assets); earnings measures (e.g., earnings per share); and any of such financial reporting measures relative to a peer group. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.
6)
“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For purposes of this Policy, Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive -Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

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II.
Scope; Covered Executives; Incentive-Based Compensation

The Company currently neither pays nor has any plans to pay or otherwise award Incentive-Based Compensation to Covered Executives.

III.
Board of Director’s Review

This Policy will be presented to the Board for review and approval at such times as the Board in its discretion determines is necessary and appropriate. The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.

IV.
Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

V.
Exhibit Filing Requirement

A copy of this Policy, including any amendments thereto, shall be filed as an exhibit to the Company’s annual report on Form 10-K to the extent required by applicable law.

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APPENDIX A

In the event the Company is required to prepare an Accounting Restatement, the Company will recover reasonably promptly the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 2 below, during the Applicable Period.

I.
Erroneously Awarded Compensation: Amount Subject to Recovery

The amount of “Erroneously Awarded Compensation” subject to recovery under this Policy, as determined by the Company, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by the Covered Executive had it been determined based on the restated amounts.

Erroneously Awarded Compensation will be computed without regard to any taxes paid by the Covered Executive with respect to the Erroneously Awarded Compensation.

For Incentive-Based Compensation based on the Company’s stock price or TSR: (a) the Company will determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange (the “NYSE”).

II.
Method of Recovery

The Company will determine, in its sole discretion, the timing and method for promptly recovering Erroneously Awarded Compensation hereunder, which may include without limitation:

•
Seeking reimbursement of all or part of any cash or equity-based award,
•
Cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid,
•
Cancelling or offsetting against any planned future cash or equity-based awards,
•
Forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and
•
Any other method authorized by applicable law or contract. Subject to compliance with applicable law, the Company may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses, other compensation, and/or compensation previously deferred by the Covered Executive.

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The Company will seek to reasonably promptly recover Erroneously Awarded Compensation unless the Board (including a majority of independent directors) or applicable committee thereof has determined that such recovery would be impracticable for one of the following reasons, and subject to the following procedural requirements:

•
Reason: The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered.

Procedural Requirement: Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make, or cause to be made, a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover and provide that documentation to the NYSE.

•
Reason: Recovery would violate home country law where that law was adopted prior to November 28, 2022.

Procedural Requirement: Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation and provide such opinion to the NYSE.

•
Reason: Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to executive officers and/or employees, if any, of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Procedural Requirement: Before concluding that it would be impracticable to recovery any amount of Erroneously Awarded Compensation, the Company must make a reasonable determination as to whether the recovery would cause such tax-qualified retirement plan to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

III.
No indemnification of Covered Executives

The Company is prohibited from indemnifying any Covered Executive against losses caused by the recovery of any Erroneously Awarded Compensation. Further, the Company cannot pay or reimburse premiums on an insurance policy to protect any Covered Executive from such recovery.

IV.
Administrator Indemnification

Any directors and officers of the Company, and any other personnel who assist in the administration of this Policy, including, but not limited to those of GSAM employees, will not be personally liable for any action, determination or interpretation made with respect to this Policy and will be fully indemnified by the Company y with respect to any such action, determination, or interpretation.

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V.
Other Recovery Rights; Company Claims

Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company. Nothing contained in this Policy limits any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of resulting from any actions or omissions by the Covered Executive.

Revision History

•
Adopted: November 1, 2023

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